Exhibit 99.1

February 16, 2018

Michael J. Pudil,
Chairman and Chief Executive Officer
WSI Industries, Inc.
213 Chelsea Road
Monticello, MN 55362

Dear Mr. Pudil,

As you are undoubtedly aware from its filings on Schedule 13D, DPW Holdings, Inc. (“DPW”) has been acquiring shares of the common stock of WSI Industries, Inc. since December 6, 2017 (the “Initial Purchase Date”).  As of January 16, 2018, the date of its last 13D filing, DPW beneficially owned 247,890 shares of the common stock of WSI Industries, Inc. (“WSI”), which represented 8.4% of the total shares of WSI common stock outstanding (the “Current Holdings”).

I am writing at this time to inform you that DPW plans to obtain additional shares of WSI common stock by engaging in a cash tender offer.  Please consider this a “good faith definitive proposal” for DPW to acquire such shares pursuant to the provisions of the Minnesota Business Corporation Act (“MBCA”) under §302A.673 thereof (the “Business Combination Provisions”).  The details of the proposed share acquisition are as follows:

•	DPW plans to make a tender offer to acquire shares of WSI common stock from the current shareholders of WSI (the “Tender Offer”).

•
The purchase price to be offered to WSI shareholder in the Tender Offer is anticipated to be $6.00, per share, representing a premium of approximately 18% over the closing share price on February 15, 2018 ($5.10) and approximately 69% over the closing share price on the day immediately prior to the Initial Purchase Date ($3.55).

•
The terms of the Tender Offer would be conditioned on DPW acquiring enough shares to ensure that, after such acquisition and when combined with the Current Holdings, DPW’s total beneficial ownership would be in excess of 50% of the total outstanding shares of common stock.

DPW is requesting that a committee be formed pursuant to subdivision (d) of the Business Combination Provisions (the “Disinterested Committee”) to approve the acquisition of shares pursuant to the Tender Offer.

In addition, because WSI is a Minnesota corporation and, to our knowledge, has not opted out of the provisions of §302.671 of the MBCA (the “Control Share Acquisition Provisions”), DPW hereby requests that WSI take all required action to amend its governing documents to opt out of such provisions (the “Amendment”) as provided in subdivision 1 thereof.  DPW believes that having the Disinterested Committee approve the Amendment and seeking shareholder approval no later than June 1, 2018 will be considerably more efficient for both parties than pursuing shareholder approval for the Tender Offer pursuant to subdivisions 2 and 3 of the Control Share Acquisition Provisions.

If you have questions or desire to discuss these matters further, please contact the undersigned at your earliest convenience.  I look forward to your prompt response to the requests detailed above.

Sincerely,

/s/ Milton C. Ault III
Chief Executive Officer of DPW Holdings, Inc.

cc:  Henry Nisser , Esq.
      Daniel R. Tenenbaum, Esq.